Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF MAY 2, 2019 DATE, TIME AND PLACE: On May 2, 2019, at 8 a.m., at Av. Brigadeiro Faria Lima, 3500, 1º andar, in São Paulo, State of São Paulo. CHAIRMAN: José Caruso Cruz Henriques. QUORUM: The totality of the elected members. RESOLUTION UNANIMOUSLY MADE: Following examination of the Company’s financial statements for the period between January and March 2019, the Council members resolved to draft the following opinion: “After examining the Company’s financial statements for the period between January and March 2019 and verifying the accuracy of all the elements examined, taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities developed by the Company in the period.” Subsequently, the Council members approved the amendment to the Charter of the Fiscal Council. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), May 2, 2019, (undersigned) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura; and Carlos Roberto de Albuquerque Sá – Council members. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF MAY 2, 2019 DATE, TIME AND PLACE: On May 2, 2019, at 8 a.m., at Av. Brigadeiro Faria Lima, 3500, 1º andar, in São Paulo, State of São Paulo. CHAIRMAN: José Caruso Cruz Henriques. QUORUM: The totality of the elected members. RESOLUTION UNANIMOUSLY MADE: Following examination of the Company’s financial statements for the period between January and March 2019, the Council members resolved to draft the following opinion: “After examining the Company’s financial statements for the period between January and March 2019 and verifying the accuracy of all the elements examined, taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities developed by the Company in the period.” Subsequently, the Council members approved the amendment to the Charter of the Fiscal Council. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), May 2, 2019, (undersigned) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura; and Carlos Roberto de Albuquerque Sá – Council members. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations